

Adit Laixuthai, Ph.D.
First Senior Vice President





12g3-2(b) File No.82-4922

Ref No. CN. 247/2007

April 12, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.



07023358

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

[signature]

April 12, 07

PROCESSED

MAY 1 5 2007

THOMSON FINANCIAL

ทะเบียนเลขที่ 0107536000315
www.kasikornbank.com





(F 53-5)

Reporting Form of the Exercise of Warrants to Purchase Ordinary Shares under the Employee Stock Option Plan (ESOP)
With an Exception of Employees who are Directors, Project: 1-3,
to
The Stock Exchange of Thailand

KASIKORNBANK PUBLIC COMPANY LIMITED

11 April 2007

1. Significant Information on the Warrants to Purchase Ordinary Shares

- Total amount being offered: 50,000,000 units, which can be divided into:
  Project 1:   18,500,000 Units
  Project 2:   5,000,000 Units
  Project 3:   26,500,000 Units

- Total amount being allocated: 45,519,980 units, which can be divided into:
  Project 1:   15,586,300 Units
  Project 2:   3,885,300 Units
  Project 3:   26,048,380 Units

- Par value: Baht 0 (zero Baht)

- Exercise price   Projects 1-2:   Baht 30.00 per share
                    Project 3:   Baht 27.82 per share

- Exercise ratio: One unit of warrant for the right to buy one ordinary share

- Exercise period: Projects 1-2 :   up to the last business day of June
                                      and December
                     Project 3:   up to the last business day of March, June,
                                      September and December (where the exercise can
                                      take place starting from 30 December 2003,
                                      onwards)

- Maturity period: Project 1: 30 December 2005
                         Project 2: 30 December 2006
                         Project 3: 30 December 2007

- Current exercise date: 30 March 2007

- Payment date: 23-30 March 2007

ทะเบียนเลขที่ บมจ. 105
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泰 华 农 民 银 行 集 团 เครือธนาคารกสิกรไทย KASIKORNBANKGROUP





ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

- 2 -

2. Results of the Exercise of Warrants to Purchase Ordinary Shares

- There are 85 Thai nationals and - foreign national totaling 85 persons exercising their rights as follows.

Project 3:	1,004,336	shares
Total warrants being exercised:	1,004,336	shares

- An outstanding of non-exercised warrants total 7,290,936 units, which can be divided into:

Project 3:	7,290,936	units
Total non-exercised warrants :	7,290,936	units

3. Proceeds received from the share offering

Total share price: 27,940,627.52 Baht

The Company hereby certifies that all information given in this form is all true and correct in every aspect.

(Signed)..Authorized Director
(Mr. Prasarn Trairatvorakul)
President

END

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